

Mail Stop 3030

May 21, 2010

<u>VIA U.S. MAIL</u>

Mr. Wayne L. Knabel
Chief Financial Officer
The Gorman-Rupp Company
600 South Airport Road
Mansfield, Ohio 44903

     Re: **The Gorman-Rupp Company**
             Form 10-K for the fiscal year ended December 31, 2009
             Filed March 5, 2010
             File No. 001-06747

Dear Mr. Knabel:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Jeff Jaramillo
                      Accounting Branch Chief